Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

The following was circulated via email to Continental employees on September 1, 2010:
CO AND UA SET PATH FOR OBTAINING A SINGLE FAA OPERATING CERTIFICATE
CO and United Airlines (UA) have agreed on a path to obtain a single operating certificate from the Federal Aviation Administration (FAA). This is a long-term process that will follow a series of steps to be outlined in a transition plan to be submitted to the FAA later this month.
Currently, the following separate operating certificates exist among the carriers:
Continental Airlines — Part 121 Air Carrier Operating Certificate
Continental Airlines — Part 145 Repair Station Certificate
Continental Micronesia — Part 121 Air Carrier Operating Certificate
United Airlines — Part 121 Air Carrier Operating Certificate
United Airlines — Part 145 Repair Station Certificate
The carriers have decided on the following steps to integrate the certificates that will ultimately result in one Part 121 certificate and one Part 145 certificate. All of this activity is expected to occur in the months following legal closing on Oct. 1:
First, the Continental Micronesia (CMI) Part 121 operation will be combined with the CO Part 121 operation, resulting in a single Part 121 operating certificate. This will simplify the later certificate integration steps between CO and UA.
Second, the UA Part 121 operation will be combined with the CO Part 121 operation, resulting in a single Part 121 operating certificate. Ultimately, all air carrier operations for the merged airline will be conducted under the authority of this certificate.
CO’s Part 145 Repair Station activities will be combined with UA’s Part 145 activities, resulting in a single Part 145 certificate. Ultimately, all repair station activities for the merged airline will be conducted under the authority of this certificate.
Both the UA and CO certificates contain unique attributes that will be preserved following integration. CO’s Part 121 Certificate has enhanced technology authorizations and close conformity to current FAA standard language. UA’s Part 145 Repair Station Certificate enables increased maintenance capabilities, enhanced repair station authorizations and more maintenance volume when compared with CO’s 145 Certificate.

SINGLE OPERATING CERTIFICATE Q&A
What is a Part 121 operating certificate?
A Part 121 operating certificate is an airline’s authorization to conduct operations in accordance with its FAA-approved operations specifications (OpSpecs). OpSpecs include, for example, the airline’s specific authorizations, limitations, standards and procedures necessary to ensure safety and regulatory compliance for flight and ground operations.
What steps will occur in the process to obtain a Single Operating Certificate (SOC)?
This month, United (UA) and Continental (CO) will jointly submit a transition plan to the FAA. This plan will outline all the steps necessary to integrate our operations safely.
Based on FAA approval of the transition plan, we will have a logical and detailed framework for conducting all the integration steps in the correct order.
Adhering to the transition plan, UA and CO will harmonize thousands of technical and operations programs currently in effect at the two airlines. Training will be accomplished so that employees who are affected by a particular program understand how it will function at the combined airline. Finally, implementation of changes will occur in the operating environments (aircraft, hangars, terminal operations, etc.).
Once the required steps have been completed, the FAA will issue the SOC. Certain processes and procedures may remain separate (or parallel) after issuance of the SOC, pending final integration.
Does the plan to obtain an SOC affect any of the other decisions announced up to this point (for example, the United Airlines name, the Continental Airlines logo and livery, Chicago headquarters, etc.)?
No. The certificate plan is consistent with all merger-related decisions.
Which FAA offices will oversee our compliance with safety regulations at the combined carrier?
Currently, the FAA oversight teams assigned to UA and CO are concentrated in Houston, Denver and San Francisco. While there could be some changes in the FAA structure to accommodate Chicago (as well as other locations), these decisions on how best to locate and resource FAA staff will be made independently by the FAA. During the transition, we don’t expect to see many, if any, personnel changes on behalf of the FAA.
***

The following was circulated via email to employees of Continental Micronesia, Inc., a wholly-owned subsidiary of Continental Airlines, Inc., on September 1, 2010:
Q&A FOR CMI EMPLOYEES RELATED TO THE CMI-CO OPERATING CERTIFICATE INTEGRATION
What does a single operating certificate (SOC) for CMI and CO mean?
CMI and CO have operated under separate operating certificates for many years. As we approach the merger with United (UA), we have determined it will be best to merge CMI’s operation into CO’s before combining CO’s and UA’s. That is why we have notified the FAA today that we intend to move the flight activity at CMI onto CO’s operating certificate. This process will take several months to complete.
Is this related to the merger with UA?
Yes. As described above, the operations of all three airlines will ultimately be merged under one SOC. The new airline will be — by far — the leading carrier across the Pacific, with a strong network from the West Coast to Hawaii, trans-Pacific routes to Australia, China, Japan, and service to many other points in Asia. Our Micronesia routes will be a very important component of the Asia-Pacific network of the combined company.
Why are we making this change now?
We want to integrate the CMI operation into CO first, so that we do not delay the bigger, more complicated integration of the UA and CO operations. This will simplify the later certificate integration steps between CO and UA, which will result in a single Part 121 operating certificate.
What changes can we expect to see when the CMI certificate is merged with CO’s?
The merging of these two operations under a single Part 121 operating certificate will not result in any changes to the way we do business today. We will continue to operate the business just as we do now, flying to the same places with the same aircraft we would if the certificates were not merged. Because of the combined fleet, utilization of aircraft will be optimized, creating likely opportunities for new destinations. We will be better positioned as well to take advantage of the seasonal demand in the Pacific. Even with the changes, we are focused on keeping what makes CMI unique and special — our “can-do” attitude and “warmth of paradise” service — and we will continue to deliver an outstanding product.
Will today’s announcement affect my pay, seniority and other benefits?
No. We do not anticipate any immediate changes to pay, seniority or other benefits (including pass travel) as a result of a CO-CMI SOC. More specific information will be communicated to each work group when it is available.
What work rules will be followed, and when can we anticipate changes to be rolled out?
There will be no change to work rules as a result of a CO-CMI SOC.

What will happen to the CMI collective bargaining agreements and seniority lists?
During the transition period, CMI’s current contracts and seniority will remain in force.
The integration of CMI into CO and the combination of CO and UA into the new United Airlines brings together different labor groups that are subject to National Mediation Board (NMB) rules and the Railway Labor Act. The NMB will resolve questions about union representation for combined workgroups.
There is no specific timeframe for resolution of these questions or the integration of seniority lists and collective bargaining agreements, and the processes may be different for each group. For unionized work groups, the seniority integration is largely determined and controlled by the unions, not the company. We believe seniority integrations should be done in a fair and equitable manner leading to results that are timely and transparent.
We don’t know at this time when this process will be complete, but we will work with all co-workers and unions promptly to resolve these issues and communicate the answers as soon as we know them.
What is the timeline for the merger integration process?
We have announced today that we will be combining the CMI and CO operations that will result in the issuance of a single Part 121 operating certificate. Both UA and CO have shareholder votes on Friday, Sept. 17, to approve certain proposals to effect the merger. The legal merger is expected to close by Friday, Oct. 1, after which CO and UA will become subsidiaries of a holding company called United Continental Holdings, Inc. Through 2011 and probably into 2012, CO and UA will continue to operate as separate airlines, while work continues on the final regulatory milestone in the process: achieving the SOC for the new United Airlines.
How can I get more information on this?
CO will continue to update the Merger Information Center on the intranet home page. Please check frequently for updates. Co-workers with questions or a suggestion on merger integration topics are asked to use the Web form on the Merger Information Center.